Exhibit 99.1

FOR IMMEDIATE RELEASE
                                           Global Sources Investor contact:
                                           Kirsten Chapman & Moriah Shilton
                                           Lippert/Heilshorn & Associates, Inc.
                                           Tel: (415) 433-3777
                                           Fax: (415) 433-5577
                                           e-mail: kirsten@lhai-sf.com

Global Sources contact in Asia:           Global Sources contact in U.S.:
Camellia So                               James W.W. Strachan
Tel: (852) 2555 5023                      Tel: (602) 978 7504
Fax: (852) 2518 8764                      Fax: (602) 978 7512
e-mail: cso@globalsources.com             e-mail: strachan@globalsources.com


            Global Sources Completes US$40.5 Million Equity Placement

NEW YORK, March 24, 2005 - Global Sources Ltd. (NASDAQ: GSOL) announced today that it has completed its previously announced registered direct offering of 3,000,000 common shares. The common shares were sold to investors at a purchase price of US$13.50 per share resulting in aggregate gross proceeds to the Company of approximately US$40.5 million.

WR Hambrecht + Co served as the placement agent for the offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. A prospectus supplement and prospectus relating to this transaction may be obtained directly from the company at www.globalsources.com, its investor relations agency Lippert/Heilshorn & Associates or from the U.S. Securities and Exchange Commission at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



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About Global Sources

Global Sources is a leading business-to-business (B2B) media company that facilitates global trade, with a particular focus on the China market, by providing information to international buyers and integrated marketing services to suppliers.

We deliver content to our communities through our leading network of nine vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.

We serve a growing, independently certified community of more than 423,000 active buyers in over 230 countries and territories. These buyers generate more than 4 million inquiries annually for more than 130,000 suppliers through Global Sources Online alone. We offer extensive creative services and export consultation through 150 client service officers in Greater China and other leading supply markets, and through more than 800 sales representatives who make approximately 40,000 supplier visits monthly. In mainland China, we have 23 years on-the-ground presence, supported by more than 1,100 team members in 44 locations throughout the country.

Global Sources' solutions are based on 34 years as a trade magazine publisher serving the global trade community, 14 years as a trade management software developer, 13 years as manager of trade shows in Asia, and nine years as an online marketplace operator.

This news release contains forward-looking statements within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.